Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

PRESS RELEASE Brussels, 20 July 2016, 8.30 PM CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

ANHEUSER-BUSCH INBEV WELCOMES APPROVAL OF

PROPOSED COMBINATION WITH SABMILLER

BY THE UNITED STATES DEPARTMENT OF JUSTICE

Transaction on Track to Close in Second Half of 2016

Anheuser-Busch InBev NV/SA (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) announced today that it has entered into a consent decree with the United States Department of Justice (see https://www.justice.gov/atr/antitrust-case-filings-alpha), which clears the way for U.S. approval of its recommended combination with SABMiller plc (“SABMiller”). The company reaffirmed its expectation to close the global transaction in the second half of 2016.

“With today’s agreement, we have taken a significant step forward on the transaction, which will create the world’s first truly global brewer,” said Carlos Brito, CEO of AB InBev. “Our combination with SABMiller will bring more choice to more beer drinkers—and extend the global reach of our iconic American brands, such as Budweiser—in markets outside of the U.S.”

As part of the consent decree and consistent with AB InBev’s approach to proactively address potential regulatory concerns, the company agreed to divest SABMiller’s U.S. interest in MillerCoors to Molson Coors. This divestiture, which was previously announced between AB InBev and Molson Coors, is conditioned on the successful closing of the combination of AB InBev with SABMiller.

The terms of the consent decree formalize prior commitments the company’s U.S. entity Anheuser-Busch (“AB”) has made including:

•	AB will not acquire a distributor if doing so would result in more than 10% of its annual volume being distributed through wholly-owned distributorships in the U.S.
•	AB will not terminate any wholesalers as a result of the combination with SABMiller.

In addition, certain aspects of the company’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree.

Carlos Brito added: “We will continue to invest heavily in the U.S., including our efforts to build our entire portfolio of brands, support and incentivize our wholesalers, and compete effectively in a dynamic and fast-changing market. While we will make some adjustments to certain aspects of our U.S. sales programs and policies, our fundamental approach and commitment to this market will not change. We will continue to compete and win in the U.S. marketplace going forward.”

PRESS RELEASE Brussels, 20 July 2016, 8.30 PM CET

AB InBev has now obtained approval in 21 jurisdictions. Clearance decisions, with or without conditions, have now been obtained: in North America (US and Canada); Asia-Pacific (Australia, India, and South Korea); in Africa (Botswana, Kenya, Namibia, Swaziland, Zambia, Zimbabwe, and South Africa); in Europe (the EU, Albania, Moldova, Turkey and Ukraine); and in Latin America (Chile, Colombia, Mexico and Uruguay). Approval in Ecuador is subject to certain conditions.

In the remaining jurisdictions where regulatory clearance is still pending, AB InBev will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible.

CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail:heiko.vulsieck@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 20 July 2016, 8.30 PM CET

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the City Code on Takeovers and Mergers (the “Code”), any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller and the associated regulatory clearances in the United States (including with respect to the expected timing and scope of these matters), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

PRESS RELEASE Brussels, 20 July 2016, 8.30 PM CET

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the business combination of AB InBev and SABMiller, AB InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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